

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via E-mail
Gail Makode
Senior Vice President, General Counsel and Secretary
Integrated Electrical Services, Inc.
5433 Westheimer Road, Suite 500
Houston, TX 77056

>   **Re: Integrated Electrical Services, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed July 12, 2013**
>   **File No. 333-188182**

Dear Ms. Makode:

        We have reviewed your response letter and the above-referenced filing, and have the
following comments.

Interests of Directors, Executive Officers and Affiliates of MISCOR in the Merger, page 20

1. We note your response to comment 12 of our letter dated June 26, 2013, and in particular that
    all members of MISCOR's management team, including the executive officers of MISCOR,
    will continue with the surviving corporation. Please advise whether any member of the
    MISCOR management team will serve as a director or an executive officer of the surviving
    corporation. If so, please provide the information required by Item 18(a)(7) of Form S-4
    with respect to such member(s).

Material U.S. Federal Income Tax Consequences, page 27

2. Please revise your disclosure in this section to provide a firm opinion of counsel that the
    merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal
    Revenue Code. We note that counsel has provided this opinion in the section entitled
    "Material U.S. Federal Income Tax Consequences of the Merger."

Important Information About the Unaudited Financial Projections, page 73

3. Please remove the statement that the inclusion of the financial projections shall not be
    deemed an admission or representation by IES or MISCOR that such information is material.

Exhibit 8.2

4. We note your response to comment 13 of our letter dated June 25, 2013, and that the short-form tax opinion of Ulmer & Berne has been filed as Exhibit 8.2. Please note that in a short-form opinion, the tax disclosure in the prospectus serves as the tax opinion, and the short-form opinion filed as an exhibit must state clearly that the disclosure in the tax consequences section is the opinion of counsel. Please revise Exhibit 8.2 accordingly. See Section III.B. of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

5. Please remove the language stating that the opinion does not address all of the U.S. federal income tax consequences of the merger. This language suggests that counsel's opinion does not opine on all material federal tax consequences.

Undertakings

6. Please remove the undertaking in paragraph (5) as you are not permitted to incorporate by reference and therefore the undertaking is not applicable.

Consent of Independent Registered Public Accounting Firm

7. Please amend your filing to include a consent from Calvetti, Ferguson & Wagner, P.C.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions.

                                                    Sincerely,

                                                    /s/ Craig Slivka, for

                                                    Pamela Long
                                                    Assistant Director

cc: G. Michael O'Leary, Esq. (*via E-mail*)
        Andrews Kurth LLP